Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: January 28, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On January 28, 2026, AIR issued the following press release:

Research Study Demonstrates Significantly Reduced Secondhand Toxicant Exposure from Charcoal Free Shisha Devices and Electronic Vaping Products

AIR commissioned Al Futtaim Element Materials Technology Dubai LLC to conduct the assessment on indoor air quality during the use of popular tobacco and nicotine products

Contributions to Tobacco & Nicotine Research published the findings in its Issue No. 5, Volume 34, in December 2025

DUBAI, United Arab Emirates – January 28, 2026 – AIR Limited (“AIR” or the “Company”), the global leader in hookah and pioneer in advanced inhalation technologies, announced today the results of its recently commissioned assessment on indoor air quality during the use of tobacco and nicotine products. The research paper, titled “Indoor Air Quality Assessment During the Use of Tobacco and Nicotine Products,” authored by Dr. Ian M. Fearon and others, was published in issue No. 5, Volume 34, of Contributions to Tobacco & Nicotine Research in December 2025.

AIR commissioned Al Futtaim Element Materials Technology Dubai LLC, an independent accredited laboratory, to conduct a comprehensive assessment comparing indoor air quality impacts across multiple product categories in an unventilated testing facility. The study assessed the levels of chemical toxicants in indoor air during the use of conventional waterpipes, electronic vaping products (EVPs, also known as e-cigarettes), AIR’s OOKA electronic waterpipe device, and combustible cigarettes.

“The findings of this research study demonstrate that the use of AIR’s OOKA, as well as the use of electronic vaping products, results in significantly reduced levels of harmful chemicals and pollutants in the air compared to cigarette or charcoal heated water-pipe hookah device use under the conditions tested,” said Stuart Brazier, CEO of AIR. “This peer reviewed research provides important scientific evidence about the reduced secondhand exposure risks associated with electronic means of tobacco and nicotine use and demonstrates how innovative technology like AIR’s products can potentially reduce the level of chemical toxicants in indoor air environments while preserving social smoking traditions.”

Dr. Fearon has a doctorate in cardiovascular research with 114 published research works, 3,812 citations and over 30 years of experience in studying human physiology and the biological and psychological effects of nicotine. He is a clinical R&D expert and scientist who has specifically spent 17 years in tobacco harm reduction, providing end-to-end support developing and implementing pre-clinical and clinical research programs for tobacco regulatory submissions in the European Union and United States. He is also a Non-Executive Director for AIR.

Key Study Findings:

Toxicant Reduction with Electronic Devices:

•
The study measured certain toxicants, including some identified by the World Health Organization as priority targets for reduction in cigarette smoke.

Increases in carbon monoxide (CO), formaldehyde, benzene and NNK (a tobacco-specific carcinogen) observed in one-occupant and unattended conventional waterpipe scenarios were nearly eliminated or entirely eliminated when using AIR's OOKA charcoal free waterpipe.

Particulate Matter Reduction:

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Increases in PM10 and PM2.5 (particulate matter with diameters of 10 micrometers or less and 2.5 micrometers or less, respectively) were highest during conventional waterpipe use in the one-occupant scenario.
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Analyses of room air showed approximately 40% lower particulate matter levels of PM10 and PM2.5 during AIR's OOKA electronic waterpipe use compared to conventional waterpipe use in the one-occupant scenario.
•
EVPs produced the lowest particulate matter levels in the one-occupant scenario.

Carbon Monoxide and Formaldehyde:

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CO increases were greatest for conventional waterpipe use and substantially lower for both EVP and OOKA electronic waterpipe use under the conditions tested.
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OOKA generated only negligible amounts of CO under the conditions tested.
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Formaldehyde level increases followed similar patterns, with conventional waterpipe producing the highest levels.

Multi-Occupant Scenarios:

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In testing scenarios with ten occupants, the study found that increases in volatile organic compounds and polycyclic aromatic hydrocarbons were primarily observed during cigarette smoking and were negligible during other product use scenarios.

In summary, the report shows that indoor air in venues serving OOKA and/or allowing e-cigarette use has lower levels of chemical toxicants than venues that serve conventional hookah and/or allow cigarette smoking.

The full report can be found here: https://reference-global.com/article/10.2478/cttr-2025-0021

Background Information on AIR’s Business Combination

On Nov. 7, 2025, AIR and Cantor Equity Partners III, Inc. (Nasdaq: CAEP) (“CAEP”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”) that, upon closing, will result in the combined company AIR Global Limited (“AIR Global”) becoming publicly listed on the Nasdaq in the United States under the ticker symbol “AIIR.”

The transaction is expected to be completed in the first half of 2026, subject to regulatory approvals and other customary conditions.

Additional information about the Proposed Business Combination, including a copy of the Business Combination Agreement, are available in a Current Report on Form 8-K filed by CAEP with the SEC and available at www.sec.gov.

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world’s leading hookah brand; Hookah.com, North America’s number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, a highly innovative charcoal-free shisha device, among others. AIR’s science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology to minimize harm and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/.

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the anticipated timing and completion of the Proposed Business Combination; AIR Global’s proposed Nasdaq listing; the ability to satisfy closing conditions, obtain required shareholder and regulatory approvals, and meet applicable listing standards; the expected structure of the Proposed Business Combination and potential adjustments thereto; anticipated benefits of the Proposed Business Combination to AIR, CAEP and AIR Global; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination (including as a result of a termination of the Business Combination Agreement and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against AIR Global, CAEP or AIR, any of their subsidiaries or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the registration statement on Form F-4 intended to be filed with the SEC by AIR and AIR Global (the “Registration Statement”); the ability to meet the Nasdaq Stock Market listing standards upon closing of the Proposed Business Combination and admission of AIR Global for trading on the Nasdaq Stock Market; the risk that the Proposed Business Combination disrupts current plans and operations of AIR as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of AIR to grow, retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; and other risks and uncertainties expected to be set forth in the Registration Statement. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

No assurances can be made that the parties will successfully close the Proposed Business Combination or close the Proposed Business Combination on the timeframe currently contemplated. The Proposed Business Combination is subject to the filing with the SEC, and effectiveness, of the Registration Statement, as well as other regulatory approvals and customary conditions to closing.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by AIR Global and AIR and the proxy statement/prospectus contained therein, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Important Information for Investors and Shareholders

AIR Global and AIR intend to file the Registration Statement with the SEC, which will include a preliminary proxy statement of CAEP and a prospectus of AIR Global in connection with the Proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for voting on the Proposed Business Combination. SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, AIR, AIR GLOBAL AND THE PROPOSED BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022, email: CantorEquityPartners@cantor.com and to AIR Global, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates, email: investor@air.global.

Participants in the Solicitation

CAEP, AIR, AIR Global and their respective directors and executive officers and certain of their shareholders may be deemed under SEC rules to be participants in the solicitation of proxies of CAEP shareholders in connection with the Proposed Business Combination. A list of the names of such persons, and information regarding their interests in the Proposed Business Combination and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including CAEP’s prospectus filed on June 26, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CAEP’s shareholders in connection with the Proposed Business Combination, including the names and interests of CAEP’s, AIR Global’s and AIR’s directors and executive officers, will be set forth in the proxy statement/prospectus, which is expected to be filed by AIR Global, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release and the information contained herein are for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Contact:

Investor and Media Relations

ICR

AIRglobal@icrinc.com